FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

    Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
                                             -------------------------------



For the month(s) of               August/September          , 2001
                    ---------------------------------------

           BELMONT RESOURCES INC.
--------------------------------------------------------------------------------
(Translation of registrant's name into English)

Suite 600 - 625 Howe Street, Vancouver, B.C.  V6C 2T6
--------------------------------------------------------------------------------
(Address of principal executive offices)

[Indicate by a check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F          X               Form 40-F
          ---------------------              ---------------------


[Indicate by a check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes               X                No
    ---------------------             ---------------------


[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-686.]
                                      ---


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the
                                    -------------------------------
registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              Belmont Resources Inc.
                                       -----------------------------------------
                                              (Registrant)

Date         October 22, 2001                 By  /s/ Gary Musil
     ------------------------------              ------------------------------
                                                  (Signature)
                                                  Gary Musil, Secretary/Director

                             BELMONT RESOURCES INC.






                        CONSOLIDATED FINANCIAL STATEMENTS


                                       FOR


                                SIX MONTHS ENDED

                                  JULY 31, 2001
                                 (JULY 31, 2000)





                                    UNAUDITED
                             Prepared by Management

                                                                         AMENDED

                             BELMONT RESOURCES INC.
                           CONSOLIDATED BALANCE SHEET



                                      ASSETS

                                                    JULY 31          JANUARY 31
                                                      2001              2001
                                                      ----              ----

CURRENT
   Cash                                           $     35,854     $     89,040
   Marketable securities                                  -              48,500
   Accounts receivable                                  50,704           40,030
   Advances and deposits                               371,990          371,990
   Prepaid expenses                                     10,809           11,085
                                                       469,357          560,645
                                                  ------------     ------------

RESOURCE INTERESTS                                   2,864,055        2,904,189
CAPITAL ASSETS                                           9,290           10,299
                                                  ------------     ------------
                                                  $  3,342,702     $  3,475,133
                                                  ============     ============

                                   LIABILITIES

CURRENT LIABILITIES
   Accounts payable and accrued liabilities       $    256,452     $    234,676
   Short term loans                                     50,000           50,000
                                                  ------------     ------------
                                                       306,452          284,676

NON-CONTROLLING INTEREST IN SUBSIDIARY                 118,915          118,915
                                                  ------------     ------------
                                                       425,367          403,591

                              SHAREHOLDERS' EQUITY

SHARE CAPITAL                                       13,902,565       13,902,565
DEFICIT                                            (10,985,230)     (10,831,023)
                                                  ------------     ------------
                                                     2,917,335        3,071,542
                                                  ------------     ------------

                                                  $  3,342,702     $  3,475,133
                                                  ============     ============


Approved on behalf of the Board


______________________________________


______________________________________

                                    UNAUDITED
                             Prepared by Management

                                                                         AMENDED

                             BELMONT RESOURCES INC.
               CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
                    FOR THE SIX MONTHS ENDED JULY 31, 2001

                                                              2001                                    2000
                                            -----------------------------------------   -----------------------------------------
                                                Three months            Six months         Three months            Six months
                                                   ended                  ended               ended                  ended
                                                   Jul 31                 Jul 31              Jul 31                 Jul 31
                                            -------------------   -------------------   -------------------   -------------------
INTEREST INCOME                             $      (5,000)        $     (21,000)        $      (1,000)        $     (10,455)

EXPENSES
   Amortization                                       505                 1,010                   365                   668
   Audit and accounting                             4,000                 4,000                 4,000                 4,000
   Consulting                                        -                    9,715                 2,500                 2,500
   Foreign exchange loss                             -                      371                  -                    6,404
   Interest and bank charges                           71                   223                   156                   600
   Legal                                            1,804                 9,317                 6,104                 7,020
   Management fees                                 15,000                15,000                13,500                27,000
   Office and sundry                                2,655                 1,926                 7,358                17,418
   Property evaluation                               -                     -                      962                 4,573
   Regulatory and filing fees                       3,170                 3,565                 3,051                 7,070
   Rent                                             5,647                 7,312                 7,469                11,969
   Travel and shareholder relations                17,954                19,990                11,278                23,554
   Transfer agent fees                              5,859                 8,197                 5,475                 7,990
   Telephone                                        1,016                 1,109                   783                 1,572
   Salaries and administrative services            23,673                62,102                21,630                35,054
                                            -------------         -------------         -------------         -------------
      Total administrative costs                   81,354               143,837                84,631               157,392

LOSS BEFORE OTHER ITEMS                            76,354               122,837                83,631               146,937

OTHER ITEMS
   Loss on sale of marketable securities             -                   31,370                  -                     -
                                            -------------         -------------         -------------         -------------

NET LOSS FOR THE PERIOD                     $      76,354         $     154,207         $      83,631         $     146,937
                                            =============         =============         =============         =============



Deficit, beginning of period                $ (10,908,876)        $ (10,831,023)        $  (9,547,390)        $  (9,484,084)
                                            -------------         -------------         -------------         -------------

Deficit, end of period                      $ (10,985,230)        $ (10,985,230)        $  (9,631,021)        $  (9,631,021)
                                            =============         =============         =============         =============

Loss per share                              $      (0.001)        $      (0.002)        $      (0.004)        $      (0.007)
                                            =============         =============         =============         =============

                                                                         AMENDED

                             BELMONT RESOURCES INC.
                     CONSOLIDATED STATEMENT OF CASH FLOWS
                    FOR THE SIX MONTHS ENDED JULY 31, 2001

                                                              2001                                    2000
                                            -----------------------------------------   -----------------------------------------
                                                Three months            Six months         Three months            Six months
                                                   ended                  ended               ended                  ended
                                                   Jul 31                 Jul 31              Jul 31                 Jul 31
                                            -------------------   -------------------   -------------------   -------------------
OPERATING ACTIVITIES
   Net loss for the period                  $     (76,354)        $    (154,207)        $     (83,631)             (146,937)
    Add non cash items:
     Amortization                                     505                 1,010                   365                   668
     Loss on marketable securities                   -                   31,370               317,606             1,185,045
                                            -------------         -------------         -------------         -------------
                                                  (75,849)             (121,827)              234,340             1,038,776


Net changes in other non-cash working
 capital items
   Accounts receivable                             (8,709)              (10,674)               (1,277)                3,550
    Prepaid expenses                                 (100)                  276                18,410              (243,684)
    Accounts payable                               (1,823)               21,776              (111,317)               (5,046)
                                            -------------         -------------         -------------         -------------
                                                  (86,481)             (110,449)              140,156               793,596
                                            -------------         -------------         -------------         -------------


INVESTING ACTIVITIES
   Mineral property expenditures                   53,518                40,133               (57,994)           (2,253,626)
   Acquisition of capital assets                     -                     -                     -                   (1,540)
                                            -------------         -------------         -------------         -------------
                                                   53,518                40,133               (57,994)           (2,255,166)
                                            -------------         -------------         -------------         -------------


FINANCING ACTIVITIES
   Issuance of share capital                         -                     -                     -                  284,480
   Proceeds on marketable securities                 -                   17,130                  -                     -
   Due to (repayment) to shareholders              (3,000)                 -                     -                     -
                                            -------------         -------------         -------------         -------------
                                                   (3,000)               17,130                  -                  284,480
                                            -------------         -------------         -------------         -------------

INCREASE (DECREASE) IN CASH                       (35,963)              (53,186)               82,162            (1,177,090)

CASH, beginning of period                          71,817                89,040                17,829             1,277,081
                                            -------------         -------------         -------------         -------------

CASH, end of period                         $      35,854         $      35,854         $      99,991         $      99,991
                                            =============         =============         =============         =============

                             BELMONT RESOURCES INC.
              INTERIM CONSOLIDATED SCHEDULES OF RESOURCE INTERESTS
                     FOR THE SIX MONTHS ENDED JULY 31, 2001


                                                      2001              2001
                                                  ------------     ------------

                                                  $                $
PEZINOK II
Acquisition costs                                    4,918,817        4,918,817
Plant and equipment                                    173,268          173,268
Exploration costs
   Balance, beginning of year                          425,354          425,354
   Consulting                                             -                -
   Reports and administration                            3,397             -
   Exploration                                            -                -
   Travel and accommodation                               -                -
Balance, end of period                               5,520,836        5,517,439
                                                  ------------     ------------
Less: writedown                                     (5,417,439)      (5,017,439)
                                                  ------------     ------------
                                                       103,397          500,000
                                                  ------------     ------------
MASEVA
Acquisition costs                                       42,500           42,500
                                                  ------------     ------------

UNGAVA
Acquisition costs                                       67,500           57,500
Exploration costs
   Administration                                       14,568             -
   Assay and sampling                                      387             -
   Equipment rental                                      2,290             -
   Geographical                                          1,733             -
   Mapping and drafting                                  4,246             -
   Miscellaneous                                           861             -
   Permits                                               2,500             -
   Travel and accommodation                             24,175             -
                                                  ------------     ------------
                                                        50,760             -
                                                       118,260           57,500
                                                  ------------     ------------

ROZMIN
Acquisition costs                                    2,091,369        2,165,029
Mine development
   Tunnel construction and miscellaneous                90,933             -
   Waste disposal                                       79,072             -
   Woodland clearing                                    39,536             -
   Consulting                                          185,821             -
                                                  ------------     ------------
                                                       395,362             -

Plant and equipment                                     42,849             -

Deferred costs
   Consulting                                           15,271           14,631
   Miscellaneous                                           776              776
   Travel and accommodation                             52,271           28,190
                                                  ------------     ------------
                                                        68,318           43,597
                                                     2,597,898        2,208,626
                                                  ------------     ------------

LAC ROCHER
Acquisition costs                                      115,500           78,000
Less recoveries                                        (37,500)            -
                                                  ------------     ------------
                                                        78,000           78,000
                                                  ------------     ------------
Exploration costs                                        1,157            1,157
Less writedown                                         (79,157)            -
                                                  ------------     ------------
                                                          -              79,157

HNILEC
Acquisition costs                                        2,000             -
                                                  ------------     ------------

BALANCE - END OF PERIOD                           $  2,864,055     $  2,887,783
                                                  ============     ============

BELMONT RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AT JULY 31, 2001



1)   NATURE OF OPERATIONS

     Belmont Resources Inc. (the "Company") is primarily engaged in the acquisition, exploration and development of resource properties. Funding for operations is obtained through public and private share issuances and sale of resource interests.


2)   ACCOUNTING POLICIES

     The interim consolidated financial statements of the Company have been prepared in accordance with the same accounting policies and methods of their application as the most recent audited consolidated financial statements for the year ended January 31, 2001. It is suggested that the interim consolidated financial statements be read in the conjunction with the annual consolidated financial statements.


3)   PRINCIPALS OF CONSOLIDATION

     These financial statements include the accounts and operations of Slovgold Slovakia s.r.o. (SSSRO) and Rozmin s.r.o. (Rozmin). Both companies are registered Slovakian companies. Further details on consolidation should be read in conjunction with the annual consolidated financial statements as at January 31, 2001.


4)   SHARE CAPITAL

<CAPTIONS>
                                                    2002                    2001
                                                    ----                    ----
                                             Number     $ Amount     Number     $ Amount
     Balance, beginning of year           20,703,012    13,902,565  19,764,012  13,605,585

     Issued during the year for:
       - Property acquisitions                 Nil           Nil        50,000      12,500
       - Cash (Stock options exercised)        Nil           Nil       889,000     284,480
                                          ------------------------------------------------
     Balance, end of quarter/year         20,703,012    13,902,565  20,703,012  13,902,565
                                          ================================================

                      Quarterly Report - BC Form 51-901 F

================================================================================

ISSUER DETAILS

For Quarter Ended:         July 31, 2001
Date of Report:            September 28, 2001
Name of Issuer:            BELMONT RESOURCES INC.

Issuers Address:           #600 - 625 Howe Street
                           Vancouver, B.C.  V6C 2T6

Issuer Fax Number:         604-683-1350

Issuer Phone Number:       604-683-6648

Contact Person:            Gary Musil

Contact Position:          Secretary /Director

Contact Telephone Number:  604-683-6648

Contact E-Mail Address:    belmontr@direct.ca

Website Address:           www.Belmont-Resources.com

--------------------------------------------------------------------------------
CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.
--------------------------------------------------------------------------------


Directors Name:        Vojtech Agyagos          Date Signed:  September 28, 2001

Directors Name:        Kenneth B. Liebscher     Date Signed:  September 28, 2001

                              BELMONT RESOURCES INC.
                                 (the "Company")

                                                                     SCHEDULE B:

                            SUPPLEMENTARY INFORMATION


SECTION 1 -     ANALYSIS OF EXPENSES AND DEFERRED COSTS

As per the agreement between the Company and EuroGas, Inc. regarding the transfer of the 57% shareholding interest in Rozmin s.r.o. it was agreed that EuroGas, Inc. will be responsible for the company's share of the working capital and development budget of Rozmin. No deferred costs were incurred during the first six months ending July 31, 2001.


SECTION 2 -     RELATED PARTY TRANSACTIONS FOR THE CURRENT FISCAL YEAR-TO-DATE:

Included in accounts receivable is rent and office service fees with corporations who have some common directors. The rent and service fees are equivalent to that which would have to be paid to an unrelated party for similar facilities. $3,000 in loans were received from and repaid to an officer/ director. The amount was non-interest bearing.


SECTION 3 -     SUMMARY OF SECURITIES ISSUED AND OPTIONS GRANTED


     a)     SECURITIES ISSUED DURING THE PERIOD ENDED JULY 31, 2001:

---------------------------------------------------------------------------------------------------
  Date of     Type of                           No. of        Price      Total          Type of
   Issue     Security     Type of Issue     Shares Issued     Share     Proceeds    Consideration
---------------------------------------------------------------------------------------------------
                                       NIL
---------------------------------------------------------------------------------------------------

     b)     SUMMARY OF OPTIONS GRANTED DURING THE PERIOD ENDED JULY 31, 2001:

---------------------------------------------------------------------------------------------------
Date Granted     No. of Shares     Director or Employee         Exercise Price       Expiry Date
---------------------------------------------------------------------------------------------------
                                       NIL
---------------------------------------------------------------------------------------------------


SECTION 4 -     SUMMARY OF SECURITIES AS AT JULY 31, 2001


     a)     AUTHORIZED AND ISSUED SHARE CAPITAL AS AT JULY 31, 2001:

            The Company has authorized share capital of 50,000,000 common shares with no par value.

            The Company has issued and allotted shares of its capital stock totalling 20,703,012.

                                                                      SCHEDULE B
                                                                     (continued)

      b) SUMMARY OF OPTIONS, WARRANTS AND CONVERTIBLE SECURITIES OUTSTANDING AS AT JULY 31, 2001:

             -------------------------------------------------------------------
             Security      Number     Exercise Price         Expiry Date
             -------------------------------------------------------------------
             Options       425,000        $0.14              September 17, 2001
             -------------------------------------------------------------------
             Options       230,000        $0.14              January 13, 2002
             -------------------------------------------------------------------
             Options        75,000        $0.14              February 18, 2002
             -------------------------------------------------------------------
             Options       900,000        $0.14              August 17, 2002
             -------------------------------------------------------------------
                 Total  *1,630,000
             -------------------------------------------------------------------

* On June 25, 2001 the Company announced revisions to the price only of all outstanding stock options from $0.32 and $0.50 to $0.14.


     c)     SHARES IN ESCROW OR SUBJECT TO POOLING AS AT JULY 31, 2001:

            Common shares in escrow - NIL


SECTION 5 -     LIST OF DIRECTORS/OFFICERS AS AT SEPTEMBER 28, 2001:

                Vojtech Agyagos             President/Director
                Gary Musil                  Secretary/Director
                Kenneth B. Liebscher        Director
                Peter P.H. John             Director
                Peter E. Serck              Director
                Jake Bottay                 Director

                              BELMONT RESOURCES INC.
                                 (the "Company")


                                                                     SCHEDULE C:

                       MANAGEMENT DISCUSSION AND ANALYSIS

REVIEW OF OPERATIONS IN THE QUARTER ENDED JULY 31, 2001 AND UP TO
THE DATE OF THIS REPORT:
--------------------------------------------------------------------------------

1.     Nature of Business:

See Notes to Financials - Nature of Operations.

In June 2000 the Company completed a Letter of Agreement and reacquired the 90% interest in Maseva Gas s.r.o. which controls the gas concession in the Slovak Republic. The Company is reviewing proposals for exploration to commence in the next three to six months.

In March 2001 the Company entered in an Agreement whereby it agreed to sell subject to regulatory and shareholder approvals, to EuroGas, Inc. ("EuroGas") its 57% equity interest in the Capital stock of Rozmin s.r.o. This received approval at the July 17/01 Annual General Meeting.

At the Pezinok II mining concession the Company is preparing to liquidate the assets and wind down this project.

2.     Operations Detail and Financial Condition:

(a)   Acquisitions & Dispositions:

      See the detail previously mentioned in 'Nature of Business', regarding the March 2001 Agreement.


(b)   Material Expenditures:

      As a result of the disposition of the 57% equity interest in Rozmin s.r.o. and costs related to this Slovakian subsidiary our General and Administrative expenses are expected to decrease significantly during the second half of 2001. However, in the first six months increases were in:
      Office, administrative services and salaries $62,102 in 2001 ($52,472 in 2000). These were mainly due to costs incurred in preparation of the annual 20-F filing with the U.S. Securities and Exchange Commission (the "SEC"), preparing the back-up and coordinating documents for the year-end audited financials and increased accounting related to our Rozmin subsidiary. Consulting fees $9,715 in 2001 ($2,500 in 2000) as the Company required an independent evaluation report on the proposed disposition of the interest in Rozmin. Legal and accounting $13,317 in 2001 ($11,020 in 2000) also a result of the preparation of agreements and filing reports for the Rozmin disposition.

      Significant decreases were in: Travel and Shareholder Relations $19,990 in 2001 ($23,554 in 2000). This was due to the travel and due diligence required in Slovakia last year during the acquisition of Rozmin.

      Overall, operating expenses decreased 8.6% ($13,555 less than the first half of 2000).

                                                                     SCHEDULE C:
                                                                     (continued)

(c)   News Releases & Material Change Reports:

      February 14, 2001 - The Company announced that it has entered into an agreement with EuroGas, Inc. ("EuroGas") whereby EuroGas offers to acquire Belmont's 57% shareholding interest in Rozmin s.r.o. ("Rozmin") the owner and operator of the Gemerska Poloma talc deposit in exchange for the following: (1) EuroGas will issue to Belmont 12 million common shares (with registration rights attached); and (2) EuroGas will pay to Belmont a royalty of 2% of the sale price on each sold ton of talc and other terms and conditions which will be described in a formal agreement.

      EuroGas controls the remaining interest in Rozmin through its 55% interest in Rima Muran s.r.o., which in turn owns the 43% shareholding interest in Rozmin.

      It is expected that the proposed sale will realize a + 300% return on our investment. In April 2000 Belmont announced completion of purchase of the 57% interest in Rozmin s.r.o. through cash payments of $2.16 million Cdn. Between August and December 2000 construction of the mine surface facilities, site preparation, powerline rehabilitation, etc. were completed and an additional investment of approximately $160,000 was made. A contract bid of 71,500,000 SK ($2.4 million Cdn) was awarded to complete the surface facilities and construct a 1300 metre long decline tunnel to the orebody. Belmont was incurring difficulty in arranging this financing and in January 2001 agreed to grant EuroGas the right to arrange the necessary financing. EuroGas has been able to secure the financing, however cannot finalize this arrangement without control of this project.

      Belmont will use a portion of the proceeds from this sale to begin exploration on its 849.7 Km2 (209,950 acre) oil and gas concession area in Eastern Slovak Republic, as well as review other gas proposals.

      April 11, 2001 - Mr. Nicolo Bellanca resigned from the Board of Directors.

      April 24, 2001 - Further to our news release of February 14, 2001 the Company announced that it has received final signed agreements from EuroGas.

      An independent Fairness Opinion was completed regarding this transaction and shareholders will be asked to approve this transaction at the upcoming General Meeting.

      May 16, 2001 - Further to our news release of April 24, 2001 the Company advises that the Canadian Venture Exchange ("CDNX") has conditionally accepted the sale of Belmont's 57% interest in Rozmin s.r.o. to EuroGas, Inc., a United States public company (OTC - Bulletin Board "EUGS").

      Under the terms of the sale agreement Mr. Vojtech Agyagos a Managing Director of Rozmin s.r.o. and President of Belmont Resources Inc. will be joining the Board of Directors of EuroGas to oversee the transfer of ownership and liaison with the Slovakian partners.

      July 17, 2001 - The Annual General Meeting of Belmont was held in Vancouver, B.C. on July 16, 2001. Six directors were re-elected including Vojtech Agyagos, Gary Musil, Kenneth B. Liebscher, Peter E. Serck, Peter John and Jake Bottay.

                                                                     SCHEDULE C:
                                                                     (continued)

      The Special Resolution for the sale by Belmont of its 57% equity interest in Rozmin s.r.o. to EuroGas, Inc. on the terms and conditions described in the information circular was duly passed by the shareholders of the Company.

      All other resolutions proposed to the shareholders were also approved.

      July 18, 2001 - The CDNX has accepted for filing the share purchase agreement dated March 27, 2001, among the Company, Rozmin s.r.o. (57% owned by the Company) and EuroGas, Inc. whereby the Company can sell all of its 57-per-cent interest in Rozmin to EuroGas.


(d) Investor Relations Activities: There were no new investor relation's activities undertaken by or on behalf of the Company during the quarter except for the dissemination of press releases to the media, interested shareholders, investors, and brokers. No investor relation's arrangements or contracts were entered into during the quarter.

(e)   Breaches of corporate, securities or other laws, or of an Issuer's listing
      agreement with the CDNX:     None


(f)   Regulatory Approval:

      May 14, 2001 - The CDNX acknowledged receipt of the supporting documentation relating to the proposed acquisition by EuroGas, Inc. of our 57% equity interest in the capital stock of Rozmin s.r.o. The proposed transaction has been conditionally accepted by CDNX.

      July 11, 2001 - The CDNX accepted amendments as to exercise price only to various incentive stock option agreements.

      July 18, 2001 - Refer to News Release as previously reported.


3.    Subsequent Events

      N/A


4.    Financings, Principal Purposes and Milestones

      Following completion of the proposed sale of our 57% equity interest in Rozmin, the Company will hold in excess of $3 million USD in marketable securities of EuroGas, Inc.

5.    Liquidity and Solvency

      Working capital is in excess of $162,905 and is adequate to cover General and Administrative costs until we are able to liquidate some of the EuroGas, Inc. common shares. The Company expects to begin an exploration program on its Maseva Gas - Slovakia concession in the second half of 2001 and continue to evaluate other resource acquisitions as financings become available.